BlackRock MuniYield New Jersey Insured Fund, Inc.

FILE #811-07138

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
3/7/2008	PUERTO RICO COMWLTH AQUEDUCT & SWR	1,316,204,456	3,425,000

Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc, Banc of America Securities LLC, BBVAPR MSD, DEPFA First Albany Securities LLP, Eurobank MSD, Goldman, Sachs & Co., JP Morgan, Lehman Brothers, Loop Capital Markets,

4/15/2008	JAE Florida St. Johns River Power Park	125,000,000	2,950,000	J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc, Goldman, Sachs & Co., Citi, Banc of America Securities LLC, Morgan Stanley, UBS Investment Bank, Merrill Lynch & Co.